SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003

                                   Serono S.A.
                      -------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                      -------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                      -------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No   X
         ----    ----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO


Media  Release

FOR  IMMEDIATE  RELEASE
-----------------------



                   SERONO REPORTS STRONG THIRD QUARTER RESULTS
              Best Quarter Ever with Net Income up 48.2% to $110.5m
                         Driven by Strong Revenue Growth
                         - Guidance for 2003 Confirmed -



GENEVA, SWITZERLAND, OCTOBER 23, 2003 - Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its third quarter results for the period ended September 30, 2003.

HIGHLIGHTS

- Total revenues of $502.7m, up 32.9% in dollars and underlying growth of 26.0% in local currencies

-    Product  sales  up  32.7%  to  $463.5m

- Significant growth of leading products in each therapeutic area: Rebif(R) up 52.1%, Gonal-f(R) up 12.1% and Saizen(R) up 26.9%

-    Reported  net  income  of  $110.5m,  up 48.2% and 39.3% in local currencies

- Basic EPS up 49.2% to $6.98 per Bearer Share and $0.17 per American Depositary Share

-    Positive  European  CPMP  opinion  for  Gonal-f(R)  pre-filled pen injector

- FDA approval and positive European CPMP opinion for Ovidrel(R)/Ovitrelle(R) pre-filled syringe

- Progress of promising new compounds, oral cladribine and TACI-Ig, into clinical development


"This has been our best quarter ever, with net income up 48.2% to $110.5m driven by strong revenue growth in each of our businesses" said Ernesto Bertarelli, Chief Executive Officer.

"Our operational momentum will result in an excellent 2003, and we are clearly on track to meet our guidance" said Allan Shaw, Chief Financial Officer.


                                      more

FINANCIAL  PERFORMANCE

In  the third quarter of 2003, total revenues grew by 32.9% to $502.7m (Q3 2002:
$378.2m).  Product  sales  rose  32.7%  to $463.5m (Q3 2002: $349.3m). US dollar weakness caused a positive currency impact of $24.9m on product sales. In local currencies, product sales grew by 25.4%.

Royalty and license income grew by 36.0% to $39.2m (Q3 2002: $28.8m).

Gross margin was 85.8% (Q3 2002: 83.2%) as a result of operational improvements.

Selling, general and administrative expenses were $158.9m (Q3 2002: $117.8m), reflecting commercial expenditure and marketing programs.

Research and development expenses increased to $107.1m or 21.3% of total revenues (Q3 2002: $101.3m or 26.8% of total revenues).

Other operating expenses reached $53.6m (Q3 2002: $23.5m) influenced by licensing agreements for new products and higher royalties paid to third parties.

Operating income grew by 52.6% to $117.3m reflecting strong revenue growth and cost-control management. Net financial income was $9.4m in the third quarter (Q3 2002: $13.2m).

Reported net income grew 48.2% to $110.5m (Q3 2002: $74.5m), or 39.3% in local currencies.

Reported basic earnings per share (EPS) grew 49.2% to $6.98 per bearer share (Q3 2002: $4.68) and $0.17 per American Depositary Share (ADS) (Q3 2002: $0.12). The average number of equivalent bearer shares outstanding for the three months ended September 30, 2003 was 15,829,041.


NEUROLOGY

In the third quarter of 2003, total neurology sales were $222.2m. Rebif(R) worldwide sales were up 52.1% (41.5% in local currencies) to $212.0m (Q3 2002:
$139.4m). Rebif(R) continued its market leadership outside the USA with sales up by 33.1% to $161.6m (Q3 2002: $121.4m).

In the USA, Rebif(R) sales grew by 179.8% to $50.4m in the third quarter (Q3 2002: $18.0m) with demand continuing to strengthen. Rebif(R) is the fastest growing multiple sclerosis (MS) disease modifying drug and continues to gain market share in the USA.

Novantrone(R) sales in MS were $10.2m in the third quarter (Q2 2003: $6.6m) as marketing programs gained momentum (total Novantrone(R) sales were $26.3m).

On September 19, new data from a long-term assessment of a cohort of patients with relapsing-remitting multiple sclerosis (RRMS) on Rebif(R) therapy were presented at the 19th ECTRIMS Congress. The results support the long-term benefit of Rebif(R) 44 mcg subcutaneously three times weekly, in the treatment of RRMS on relapses, disability and magnetic resonance imaging

(MRI) outcomes measured, with a favorable risk benefit profile through eight years. The exact relationship between MRI findings and clinical outcomes for patients is unknown. The results also reflect the importance of starting treatment early.


REPRODUCTIVE  HEALTH

In the third quarter, worldwide reproductive health product sales increased by 6.9% to $157.9m (Q3 2002: $147.7m). Sales of Gonal-f(R) grew by 12.1% (5.8% in local  currencies)  to  $117.1m  (Q3  2002:  $104.5m).

Serono's core reproductive health portfolio consisting of three recombinant hormones (Gonal-f(R), Ovidrel(R), Luveris(R)) and two complementary products (Cetrotide(R), Crinone(R)) grew by 14.8% to $133.4m, or 8.2% in local currencies. In accordance with our phase out plan, sales of urine-derived gonadotropin represented only $21.8m (Q3 2002: $28.9m).

Several significant regulatory milestones were achieved. On September 25, the Committee for Proprietary Medicinal Products (CPMP) issued a positive opinion for the Gonal-f(R) pre-filled pen injector in Europe. On September 30, an Advisory Committee of the Food and Drug Administration (FDA) issued a favorable recommendation for Luveris(R) in Serono's proposed indication of follicular development in infertile hypogonadotropic hypogonadal women with profound luteinizing hormone deficiency. On July 24, the CPMP issued a positive opinion for Ovitrelle(R) pre-filled syringe in Europe. Recently, the Ovidrel(R) pre-filled syringe was approved by the FDA.


GROWTH  AND  METABOLISM

Sales of Serono's recombinant growth hormone products rose by 12.2% to $59.9m in the third quarter (Q3 2002: $53.4m). Saizen(R) sales increased by 26.9% (18.9% in local currencies) to $36.8m (Q3 2002: $29.0m). The favorable market acceptance of the Saizen(R) family of devices in the USA and in Europe continue to make Saizen(R) a popular choice with prescribers and patients. Serostim(R) sales continue to be stable at $23.0m (Q3 2002: $24.4m). In the USA, the Serostim(R) Secured Distribution Program, which has been in operation for one year, has been recently highlighted by staff of the FDA as an outstanding example of the use of a tracking and tracing technology to assure patient safety and product integrity.


REGIONAL  SALES

Sales performance was strong in all of our geographic areas. In Europe, sales increased by 25.7% to $191.8m (Q3 2002: $152.5m). Sales in North America grew strongly by 52.0% to reach $179.8m (Q3 2002: $118.3m). In the rest of the world, sales grew by 17.1% to $91.9m (Q3 2002: $78.5m).


                                      more

R&D  NEWS

In the third quarter of 2003, progress was made in product development and the following molecules moved into Phase 1 clinical development:

  -  Cladribine,  potentially  the  first  oral treatment for multiple sclerosis
  - TACI-Ig, a fusion protein inhibitor of B-cell activation, which represents a novel therapeutic approach to treating autoimmune diseases such as systemic lupus erythematosus, rheumatoid arthritis, and potentially other diseases such as non-Hodgkin's lymphoma.


INVESTOR  MEETINGS

Serono's senior management will be presenting a company update in Zurich, London and New York on October 24, 27 and 28, 2003 respectively. The Zurich meeting will be webcast.


CONFERENCE  CALL  AND  WEBCAST

Serono will hold a conference call today, October 23, 2003, starting at 3.00 pm Central European Time (9.00 am U.S. Eastern Time) during which Serono management will present the Company's third quarter 2003 results. To join the telephone conference please dial 091 610 5600 (from Switzerland), 0207 107 0611 (from the
UK),  1  866  291  4166  (from  the  USA)  and +41 91 610 5600 (from elsewhere).
Telephone playback will be available one hour after the conference call and until close of business 6.00 pm CET on October 30, 2003. To access this playback please dial the following numbers: 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK), 1 412 858 1440 (from the USA) and +41 91 612 4330 (from elsewhere)  and  enter  the  PIN  code  303#  from  a  touch  tone  telephone.

The event will also be relayed by live audio webcast that interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event, and accompanying slides will be made available for download approximately 1 hour before the beginning of the webcast. Additionally, the webcast will be available for replay until close of business on November 15, 2003.

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###


                                      more

ABOUT SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$ 1.538 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 44 countries, and its products are sold in 94 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).



FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:               INVESTOR RELATIONS:
Tel:  +41-22-739 36 00         Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85         Fax:  +41-22-739 30 22
http://www.serono.com          Reuters:  SEOZ.VX / SRA.N
---------------------          Bloomberg:  SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:               INVESTOR  RELATIONS:
Tel.  +1 781 681 2340          Tel.  +1 781 681 2552
Fax:  +1 781 681 2935          Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------



On the following pages, there are:

     - Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 9 months ended September 30, 2003.

     - The unaudited consolidated financial statements for the 3 and 9 months ended September 30, 2003, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Financial Reporting Standards (IFRS).


                                      more

                             SALES BY THERAPEUTIC AREA
                             -------------------------

                            THREE MONTHS ENDED                  THREE MONTHS ENDED
                            SEPTEMBER 30, 2003                  SEPTEMBER 30, 2002

                           $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
------------------------------------------------------------------------------------
Neurology                     222.2        47.9%        59.4%     139.4        39.9%
Reproductive Health           157.9        34.1%         6.9%     147.7        42.3%
Growth & Metabolism            59.9        12.9%        12.2%      53.4        15.3%
Others                         23.5         5.1%       164.9%       8.8         2.5%
------------------------------------------------------------------------------------

Total sales (US$ million)  $  463.5         100%        32.7%  $  349.3         100%

                             SALES BY GEOGRAPHIC REGION
                             --------------------------

                           THREE MONTHS ENDED                  THREE MONTHS ENDED
                           SEPTEMBER 30, 2003                  SEPTEMBER 30, 2002

                          $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
-----------------------------------------------------------------------------------
Europe                       191.8        41.4%        25.7%     152.5        43.7%
North America                179.8        38.8%        52.0%     118.3        33.9%
Latin America                 28.5         6.1%         9.4%      26.0         7.5%
Others                        63.4        13.7%        20.9%      52.5        14.9%
-----------------------------------------------------------------------------------

Total sales (US$million)  $  463.5         100%        32.7%  $  349.3         100%

                             SALES BY THERAPEUTIC AREA
                             -------------------------

                            NINE MONTHS ENDED                  NINE MONTHS ENDED
                           SEPTEMBER 30, 2003                  SEPTEMBER 30, 2002

                           $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
------------------------------------------------------------------------------------
Neurology                     608.1        45.4%        61.2%     377.3        37.2%
Reproductive Health           501.9        37.5%        10.0%     456.1        45.0%
Growth & Metabolism           175.1        13.1%        11.8%     156.6        15.5%
Others                         53.6         4.0%       126.5%      23.7         2.3%
------------------------------------------------------------------------------------

Total sales (US$ million)  $1,338.7         100%        32.1%  $1,013.7         100%

                             SALES BY GEOGRAPHIC REGION
                             --------------------------

                            NINE MONTHS ENDED                    NINE MONTHS ENDED
                           SEPTEMBER 30, 2003                   SEPTEMBER 30, 2002
------------------------------------------------------------------------------------

                           $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES

Europe                        580.9        43.4%        31.2%     442.6        43.7%
North America                 501.6        37.5%        50.3%     333.7        32.9%
Latin America                  69.4         5.2%      (16.8%)      83.4         8.2%
Others                        186.8        13.9%        21.4%     154.0        15.2%
------------------------------------------------------------------------------------

Total sales (US$ million)  $1,338.7         100%        32.1%  $1,013.7         100%


                                     -more-

                                  TOP TEN PRODUCTS


                              THREE MONTHS ENDED                   THREE MONTHS ENDED
                              SEPTEMBER 30, 2003                   SEPTEMBER 30, 2002
                              ---------------------------------------------------------

                    * TA      $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES

Rebif (R)        MS              212.0        45.7%        52.1%     139.4        39.9%
Gonal-F (R)      RH              117.1        25.3%        12.1%     104.5        29.9%
Saizen (R)       Growth           36.8         7.9%        26.9%      29.0         8.3%
Novantrone (R)   MS/Oncology      26.3         5.7%       100.0%        --
Serostim (R)     Wasting          23.0         5.0%       (5.4%)      24.4         7.0%
Pergonal (R)     RH               11.8         2.5%       (2.0%)      12.0         3.4%
Cetrotide (R)    RH                5.6         1.2%        21.4%       4.6         1.3%
Metrodin HP (R)  RH                5.2         1.1%      (54.4%)      11.4         3.3%
Crinone (R)      RH                5.2         1.1%        28.6%       4.0         1.1%
Profasi (R)      RH                4.1         0.9%      (11.2%)       4.7         1.3%


                              NINE MONTHS ENDED                    NINE MONTHS ENDED
                              SEPTEMBER 30, 2003                   SEPTEMBER 30, 2002
                              ---------------------------------------------------------

                    * TA      $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES

Rebif (R)        MS              586.2        43.8%        55.4%     377.3        37.2%
Gonal-F (R)      RH              378.6        28.3%        15.0%     329.2        32.5%
Saizen (R)       Growth          109.2         8.2%        24.0%      88.0         8.7%
Serostim (R)     Wasting          65.9         4.9%       (3.8%)      68.6         6.8%
Novantrone (R)   MS/Oncology      54.7         4.1%       100.0%        --
Pergonal (R)     RH               33.9         2.5%         3.7%      32.7         3.2%
Metrodin HP (R)  RH               19.5         1.5%      (50.9%)      39.7         3.9%
Cetrotide (R)    RH               17.1         1.3%        32.3%      12.9         1.3%
Crinone (R)      RH               14.4         1.1%        84.1%       7.8         0.8%
Profasi (R)      RH               12.9         1.0%      (12.9%)      14.8         1.5%



                                 * THERAPEUTIC AREAS
        RH      = Reproductive Health          Wasting    = AIDS Wasting
        MS      = Multiple Sclerosis           Growth     = Growth Retardation
     Oncology   = Oncology


                                     -more-

CONSOLIDATED INCOME STATEMENTS



THREE MONTHS ENDED SEPTEMBER 30              2003 *       % OF               2002 *       % of
                                            US$'000   REVENUES   % change   US$'000   Revenues

Revenues
Product sales                               463,533                  32.7%  349,334
Royalty and license income                   39,187                  36.0%   28,821
-----------------------------------------------------------------------------------------------
TOTAL REVENUES                              502,720      100.0%      32.9%  378,155      100.0%
-----------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                        65,753                  12.1%   58,631
% of Sales                                     14.2%                           16.8%
Selling, general and administrative         158,919       31.6%      34.9%  117,838       31.2%
Research and development                    107,102       21.3%       5.7%  101,312       26.8%
Other operating expense, net                 53,621       10.7%     128.1%   23,505        6.2%
-----------------------------------------------------------------------------------------------
Total Operating Expenses                    385,395       76.7%      27.9%  301,286       79.7%
-----------------------------------------------------------------------------------------------
OPERATING INCOME                            117,325       23.3%      52.6%   76,869       20.3%
-----------------------------------------------------------------------------------------------
Financial income, net                         9,412                (28.7%)   13,192
Other income/(expense), net                      62                 109.5%     (656)
-----------------------------------------------------------------------------------------------
Total Non Operating Income, Net               9,474                          12,536
-----------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests  126,799       25.2%      41.8%   89,405       23.6%
Taxes                                        17,011                          14,751
-----------------------------------------------------------------------------------------------
Income Before Minority Interests            109,788                          74,654
Minority interests                             (666)                            117
-----------------------------------------------------------------------------------------------
NET INCOME                                  110,454       22.0%      48.2%   74,537       19.7%
-----------------------------------------------------------------------------------------------

Comparative figures have been reclassified to conform with current year's presentation
* Unaudited



                                              2003  2002  % CHANGE


Basic Earnings per Share (in U.S. dollars)
 - Bearer shares                              6.98  4.68     49.2%
--------------------------------------------  ----  ----  --------
 - Registered shares                          2.79  1.87     49.2%
--------------------------------------------  ----  ----  --------
 - American depositary shares                 0.17  0.12     49.2%
--------------------------------------------  ----  ----  --------

Diluted Earnings per Share (in U.S. dollars)
 - Bearer shares                              6.96  4.67     49.0%
--------------------------------------------  ----  ----  --------
 - Registered shares                          2.78  1.87     49.0%
--------------------------------------------  ----  ----  --------
 - American depositary shares                 0.17  0.12     49.0%
--------------------------------------------  ----  ----  --------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$110.5 million (2002 US$74.5 million), by an appropriate number of shares. This is 11,423,825 bearer shares (2002 11,532,883) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,829,041 (2002 15,938,099) for the three months ended September 30, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,459,401 (2002 11,544,653).


                                     -more-

CONSOLIDATED INCOME STATEMENTS



NINE MONTHS ENDED SEPTEMBER 30                2003 *      %  OF                 2002 *      %  of
                                             US$'000    REVENUES   % change    US$'000    Revenues
Revenues
Product sales                               1,338,733                  32.1%  1,013,701
Royalty and license income                    114,820                  32.9%     86,398
------------------------------------------  ----------  ---------  ---------  ----------  ---------
TOTAL REVENUES                              1,453,553      100.0%      32.1%  1,100,099      100.0%
------------------------------------------  ----------  ---------  ---------  ----------  ---------
Operating Expenses
Cost of product sales                         199,201                  25.6%    158,584
% of Sales                                       14.9%                             15.6%
Selling, general and administrative           457,959       31.5%      27.3%    359,730       32.7%
Research and development                      343,571       23.6%      30.8%    262,681       23.9%
Other operating expense, net                  150,320       10.3%     158.9%     58,063        5.3%
------------------------------------------  ----------  ---------  ---------  ----------  ---------
Total Operating Expenses                    1,151,051       79.2%      37.2%    839,058       76.3%
------------------------------------------  ----------  ---------  ---------  ----------  ---------
OPERATING INCOME                              302,502       20.8%      15.9%    261,041       23.7%
------------------------------------------  ----------  ---------  ---------  ----------  ---------
Financial income, net                          24,816                 (9.2%)     27,324
Other income/(expense), net                       429                 123.4%     (1,833)
------------------------------------------  ----------  ---------  ---------  ----------  ---------
Total Non Operating Income, Net                25,245                            25,491
------------------------------------------  ----------  ---------  ---------  ----------  ---------
Income Before Taxes and Minority Interests    327,747       22.5%      14.4%    286,532       26.0%
Taxes                                          49,162                            47,278
------------------------------------------  ----------  ---------  ---------  ----------  ---------
Income Before Minority Interests              278,585                           239,254
Minority interests                                235                                62
------------------------------------------  ----------  ---------  ---------  ----------  ---------
NET INCOME                                    278,350       19.1%      16.4%    239,192       21.7%
------------------------------------------  ----------  ---------  ---------  ----------  ---------

Comparative figures have been reclassified to conform with current year's presentation
* Unaudited



                                              2003   2002  % CHANGE

Basic Earnings per Share (in U.S. dollars)
 - Bearer shares                              17.58  14.92    17.8%
--------------------------------------------  -----  -----  -------
 - Registered shares                           7.03   5.97    17.8%
--------------------------------------------  -----  -----  -------
 - American depositary shares                  0.44   0.37    17.8%
--------------------------------------------  -----  -----  -------

Diluted Earnings per Share (in U.S. dollars)
 - Bearer shares                              17.55  14.90    17.8%
--------------------------------------------  -----  -----  -------
 - Registered shares                           7.02   5.96    17.8%
--------------------------------------------  -----  -----  -------
 - American depositary shares                  0.44   0.37    17.8%
--------------------------------------------  -----  -----  -------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$278.3 million (2002 US$239.2 million), by an appropriate number of shares. This is 11,429,052 bearer shares (2002 11,625,344) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,834,268 (2002 16,030,560) for the nine months ended September 30, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,450,658 (2002 11,643,162).


                                     -more-

CONSOLIDATED BALANCE SHEETS


As of                                                           SEPTEMBER 30, 2003 *   December 31, 2002
                                                                              US$000              US$000
ASSETS
Current Assets
Cash and cash equivalents                                                    661,930             686,033
Short-term financial assets                                                  437,796             378,865
Trade accounts receivable                                                    311,414             257,313
Inventories                                                                  305,021             259,477
Prepaid expenses                                                              33,021              26,609
Other current assets                                                         182,683             208,100
--------------------------------------------------------------  ---------------------  ------------------
Total Current Assets                                                       1,931,865           1,816,397
--------------------------------------------------------------  ---------------------  ------------------

Long-Term Assets
Property, plant and equipment                                                634,743             554,509
Long-term financial assets                                                   871,302             711,201
Intangible assets                                                            249,395             230,117
Deferred tax assets                                                          176,585             136,687
Other long-term assets                                                        37,753              45,763
--------------------------------------------------------------  ---------------------  ------------------
Total Long-Term Assets                                                     1,969,778           1,678,277
--------------------------------------------------------------  ---------------------  ------------------
TOTAL ASSETS                                                               3,901,643           3,494,674
--------------------------------------------------------------  ---------------------  ------------------

LIABILITIES
Current Liabilities
Bank advances                                                                 36,902              70,093
Trade accounts payable                                                        52,064              60,591
Current portion of long-term debt                                             19,422              23,505
Income taxes                                                                  29,687              55,152
Deferred income - current                                                     32,766              18,221
Other current liabilities                                                    396,443             330,483
--------------------------------------------------------------  ---------------------  ------------------
Total Current Liabilities                                                    567,284             558,045
--------------------------------------------------------------  ---------------------  ------------------

Long-term Liabilities
Long-term debt                                                                63,963              25,857
Deferred tax liabilities                                                      11,800              12,080
Deferred income - non-current                                                201,205             183,659
Provisions and other long-term liabilities                                   335,301             252,670
--------------------------------------------------------------  ---------------------  ------------------
Total Long-Term Liabilities                                                  612,269             474,266
--------------------------------------------------------------  ---------------------  ------------------
Total Liabilities                                                          1,179,553           1,032,311
--------------------------------------------------------------  ---------------------  ------------------

--------------------------------------------------------------  ---------------------  ------------------
Minority Interests                                                             1,465               1,165
--------------------------------------------------------------  ---------------------  ------------------

SHAREHOLDERS' EQUITY
Share capital                                                                253,882             253,416
Share premium                                                              1,002,752             989,141
Treasury shares                                                             (140,253)           (126,460)
Retained earnings                                                          1,557,993           1,364,626
Fair value reserves                                                          (26,193)            (44,807)
Cumulative foreign currency translation adjustments                           72,444              25,282
--------------------------------------------------------------  ---------------------  ------------------
Total Shareholders' Equity                                                 2,720,625           2,461,198
--------------------------------------------------------------  ---------------------  ------------------

--------------------------------------------------------------  ---------------------  ------------------
Total Liabilities, Minority Interests and Shareholders' Equity             3,901,643           3,494,674
--------------------------------------------------------------  ---------------------  ------------------

* Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS



Nine months ended September 30                                          2003 *      2002 *
                                                                        US$000      US$000
Cash Flows From Operating Activities
Income before taxes and minority interests                              327,747     286,532
Depreciation and amortization                                           100,849      74,432
Financial income                                                        (37,077)    (50,644)
Financial expense                                                        13,720       7,735
Other non-cash items                                                     23,503         656
---------------------------------------------------------------------  ---------  ----------
Cash Flows From Operating Activities Before Working Capital Changes     428,742     318,711
---------------------------------------------------------------------  ---------  ----------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income    72,346     162,574
Trade accounts receivable                                               (45,036)    (22,340)
Inventories                                                             (48,785)     (8,362)
Prepaid expenses and other current assets                                12,596     (22,539)
Taxes paid                                                              (67,697)    (47,985)
---------------------------------------------------------------------  ---------  ----------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                352,166     380,059
---------------------------------------------------------------------  ---------  ----------

Cash Flows From Investing Activities
Acquisition of subsidiary                                                    --     (98,950)
Purchase of property, plant and equipment                              (125,323)    (71,062)
Purchase of intangible and other long-term assets                        (6,842)    (13,318)
Purchase of financial assets                                           (208,443)   (551,193)
Other non-current liabilities                                           (10,204)     (5,606)
Proceeds from sale of property, plant and equipment                       8,804      10,646
Interest received                                                        53,988      33,141
---------------------------------------------------------------------  ---------  ----------
Net Cash Flows From Investing Activities                               (288,020)   (696,342)
---------------------------------------------------------------------  ---------  ----------

Cash Flows From Financing Activities
Proceeds from issuance of share capital                                  13,105      11,611
Proceeds from exercises of stock options                                  7,651       1,384
Premiums received on written calls                                        1,249          --
Purchase of treasury shares                                             (24,637)    (96,582)
Repayment of bank advances                                              (30,812)    (71,909)
Repayment of long-term debt                                             (13,965)     (9,073)
Issuance of long-term debt                                               44,208          --
Interest paid                                                            (3,361)     (5,958)
Dividends paid                                                          (85,709)    (64,240)
---------------------------------------------------------------------  ---------  ----------
Net Cash Flows From Financing Activities                                (92,271)   (234,767)
---------------------------------------------------------------------  ---------  ----------
Effect of Exchange Rate Changes on Cash and Cash Equivalents              4,022       6,010
---------------------------------------------------------------------  ---------  ----------
Net (Decrease) in Cash and Cash Equivalents                             (24,103)   (545,040)
---------------------------------------------------------------------  ---------  ----------

Cash and Cash Equivalents
- Beginning of period                                                   686,033   1,131,091
---------------------------------------------------------------------  ---------  ----------
- End of period                                                         661,930     586,051
---------------------------------------------------------------------  ---------  ----------

* Unaudited


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SERONO S.A.
                                          a Swiss corporation
                                          (Registrant)



October 23, 2003                          By:     /s/ Allan Shaw
                                                  -------------------------
                                          Name:  Allan Shaw
                                          Title:    Chief Financial Officer